Mail Stop 3233
                                                                   December 21,
2018

     Via E-mail
     Yu Wu
     Chief Executive Officer
     Kenloc, Inc.
     510 Shannon Way #2306
     Redwood City, California 94065

            Re:     Kenloc, Inc.
                    Amendment No. 2 to
                    Draft Registration Statement on Form S-1
                    Submitted December 13, 2018
                    CIK No. 0001742491

     Dear Mr. Wu:

           We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     General

        1. We note your revised disclosure on the registration statement cover in response to comment 1, indicating that the price of $0.375 will last for the duration of the offering.
           We also note, however, subsequent disclosure on the cover stating that once listed, the shares may be sold at "prevailing market prices, at privately negotiated prices, or at
           $0.375 per share." In addition, your disclosure in the third paragraph on the prospectus cover page indicates that you will sell at market prices once your common stock is listed or traded on an exchange or automated quotation system or quoted on the OTCBB.
           Please revise to include a price in the registration statement that is not tied to the market price of the securities and that will last for the duration of the offering. Refer to Securities
           Act Rule 415(a)(4).
 Yu Wu
Kenloc, Inc.
December 21, 2018
Page 2


Risk Factors

Our articles of incorporation contain exclusive forum provisions, page 9

   2. We note your revised disclosure on page 9 that you believe a court may interpret your articles of incorporation to provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Article X of your articles of incorporation explicitly provides for jurisdiction of the District Courts of the State of Nevada and does not appear to provide for federal court jurisdiction for claims under the federal securities laws.
      Please provide a detailed legal analysis explaining how you came to the conclusion that a court may interpret your articles of incorporation in this way.

Certain Relationships and Related Party Transactions, page 31

   3. We note your response to comment 6 that Lucas Wu Yu was the director that advanced the Company $100,025. Please revise your disclosure to identify Mr. Yu as the director that advanced the company $100,025. Refer to Item 404(a)(1) of Regulation S-K.

Exhibit 5.1

   4. It appears you revised your legality opinion to refer to 3,000,000 shares being registered in this offering, rather than 5,000,000. Please revise to correctly refer to the number of shares being registered in this offering or explain why you made this revision.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi
Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3215 with any other questions.


                                                             Sincerely,

                                                             /s/ Kim McManus

                                                             Kim McManus
                                                             Senior Attorney
                                                             Office of Real
Estate and
                                                             Commodities